Filed by Unocal Corporation
                         Pursuant to Rule 425 under the Securities Act of 1933

                                        Subject Company:  Pure Resources, Inc.
                                                 Commission File No. 001-15899
                                                     Dated:  September 5, 2002


ON SEPTEMBER 5, 2002 UNOCAL CORPORATION MADE THE FOLLOWING TRANSCRIPT AVAILABLE ON THE INTERNET AT WWW.UNOCAL.COM




                 LEHMAN BROTHERS CEO ENERGY/POWER CONFERENCE
                        WALDORF ASTORIA, NEW YORK CITY
                         WEDNESDAY, SEPTEMBER 4, 2002

                              UNOCAL CORPORATION
                            CHARLES R. WILLIAMSON
                               CHAIRMAN AND CEO

MR. WILLIAMSON:
Thank you all for coming to hear about the Unocal story. I'm going to be brief. I know you've been saturated probably with presentations already this morning. I would just like to say a few words, before we start in with the slides, about Unocal and where we are in our evolution, if you will. I think Unocal is a company that has a very good set of operating producing assets that we've built over many, many years, primarily in Thailand, Indonesia, the Gulf of Mexico, and the United States. We also have an extraordinary set of expanding opportunities, which I want to illustrate to you this morning.

If there's anything I can say in terms of investor interest in the company, we've had a long history of success with our international operations and continue to grow that business. Our North American operations have not grown as rapidly, and what I want to focus on partly today is, I will touch on the international operations, but talk about some of the exciting things we are doing in North America to try to improve our North American performance as well.

So I'll skip through some of the slides. Some of them are in the book that I won't refer to and some of them that I will.

This simply is a snapshot of our existing portfolio of exploration production assets. As I said, we have very established legacy assets. We are one of the larger cap E&P companies, primarily in North America, Thailand, Indonesia, and a new addition is Azerbaijan. As you will see it becomes an increasingly important part of our growth over the next several years, from the oil project we're the second-largest interest-holder in Azerbaijan.

We also have some new deepwater oil developments as a result of our exploration success over the past years, particularly in Indonesia and the deepwater Gulf of Mexico, and some very large Asian gas discoveries, particularly this year.

We've continued to find more and more gas and oil in deepwater Indonesia and, of course, Thailand is big business for us; Bangladesh is becoming one, and Vietnam also is an emerging business for us.

Leveraged exploration programs, primarily in deep-shelf Gulf of Mexico, is a very important program for us late this year and all of next year. I'll talk about that. And deepwater Indonesia and the Gulf of Mexico we'll be reinvigorating our Gulf of Mexico deepwater program here, beginning later this year and on into next year.

Just by way of reminder, when I compare us to our other competitors in terms of our large cap independence, I do think we are unique in terms of our international portfolio. We know how to build international businesses. We've done it for a long time, and we've been very successful with it.

We also have more than 10 trillion cubic feet of unbooked large Asian gas resource, that we'll talk about, in various places that will become the future of the company; a very important part of the growth of this company. We are the tenth largest gas producer in the Lower 48, and we continue to try to build on that position. And I think we've had a long history of third-party benchmarking of being a low-cost producer and certainly a low-cost driller and safe driller in the industry. More importantly probably than anything, we are not satisfied with our shareholder performance. We think we can do better, and we are going to show you some of the things that we are undertaking in order to improve the shareholder performance.

If we go to the next slide. I will talk briefly on our financial projections. Our adjusted earnings per share basis shows $1.70 to $1.90. This is within the guidance that we issued previously. Our earnings should be about in that guidance range. Our production, we put a press release out today, will be slightly down in the third quarter from what we expected, but we still expect to finish the year at between 480,000 barrels of oil equivalent a day and 490,000 barrels of oil equivalent a day. There's some details in the press release. We've had some operational issues in the third quarter. Importantly, we've been able to maintain our debt-to-market cap on our balance sheet, and we will intend to do so even with the large developments we are undertaking going forward.

I put this slide up at the beginning of the year in terms of expectations that we needed to meet for this year. We have five major new developments that are on schedule; I am pleased to say all of them are on schedule and on budget.

AIOC is the Azerbaijan project. West Seno is on line in April 2003, scheduled to be. Mad Dog, where BP is the operator, has now been sanctioned under development, And the last two are projects in Thailand; they are now online.

The second prong of the strategy this year was to make sure we successfully appraised some of our discoveries from last year. I will show you Trident. We've drilled one successful appraisal well and have another one planned shortly. Ranggas, in Indonesia, we've now drilled five appraisal wells, very successful. South Kenai Gas; we've put a couple more wells down. All of those projects are proceeding well.

We continue to ramp up our exploration at the end of the year and on into next year in deepwater Indonesia, Gulf of Mexico shelf, and deepwater Gulf of Mexico.

I will just touch on some of the Asian gas projects. We don't have time to go through them all. You can see we have a broad portfolio. What I now want to do is hit the international operations first. I will talk briefly about Indonesia, Thailand, and Azerbaijan, particularly, and a little bit on Vietnam.

You can see we produce nearly 900 million cubic feet a day and 70,000 barrels of oil a day internationally, with a large reserve base of 1.121 million barrels of oil equivalent.

Our main area we will go to first will be in Indonesia. I have two slides to illustrate some of the activities there and what's ahead in Indonesia. We've had a lot of successes, as most of you know, in terms of the deepwater. On this map, in gray, is the deepwater acreage with the discoveries we've made at West Seno field, which will be online next year; Ranggas field, which is under appraisal; and then large gas discoveries in the south, of which two are shown here at Gula and Gendalo. I will update you on what we've been doing there in the last year or so.

This is a very important area for us in terms of continuing to explore and continuing to develop new projects to feed our production over the next several years in Indonesia. We have had a lot of success in the north finding oil and gas; gas in the south. What we haven't done successfully is drilled deep enough to test some of the deeper oil potential in the south and some more prospects to the north. We will continue the program. Beginning next year, we will have probably another 250 or 260 days of deepwater drilling in Indonesia, a combination of exploration and appraisal on our existing discoveries.

Some of the smaller discoveries shown here, Merah Besar and Bangka, we will probably also be developing, after West Seno, with satellite-type developments.

In the south, it's been a very phenomenal year--frankly, for us, for the last two years--with the drill bit and gas in Indonesia. We found somewhere on the order of -- resource potential, you can see between these fields -- probably more than 10 TCF on the high side of gross resource potential. We have a large working interest in all these blocks. In the gas, mostly 80 percent; in some of the oil, 90 percent. So this is a very important growth area for the company.

What we've done in terms of gas, as you can see, in Gendalo and Gandang, we've now drilled five wells. Most of this is in water depths of between 4,000 and 6,000 feet. It's in a fairly benign environment. This is gas that will ultimately go to Bontang, the LNG plant, the world's largest LNG plant, but the market capacity there is mostly 2011 and beyond, nearly 3.6 BCF a day for capacity in the plant. So we know we will earn a large piece of that market share. What we are working on right now is trying to find ways to accelerate the development of the gas by bringing it in and substituting it for existing gas contracts on the shelf. We haven't made those decisions yet, but I can assure you we are doing a lot of work on them.

I will tell you these are just phenomenally good reservoirs. We've had one zone in there that we've just recently tested at 36 million a day. It probably has a TCF just within a single reservoir. These are large features in truly a world-class gas province. Next year we will drill some more wells up in Gula and begin to certify some of this gas, so we will be able to earn our position in the Bontang packages as we go forward.

So this is a very important part of the growth of the company going forward. We continue to pace our capital investment with the market and develop the oil as soon as we can find the oil and get it on line.

The Ranggas appraisal, as I said, is a mix of oil and gas. We have drilled five appraisal wells, a discovery well. We will be drilling another appraisal well early next year, and then we hope to bring that to commerciality sometime next year with a plan of development. We will tell you more details about that when we have the plan of development scoped out. But we've had five very successful appraisal wells with a combination of oil and gas, which we've previously reported on.

So that's Indonesia, and I think it's important to leave you with the impression of Indonesia. Not only is it a giant gas province for us in the future, we think we are going to have a queue of oil and gas development projects from 2003 onwards to fill in some of that space and help our production profile.

The second area I want to shift to is in Azerbaijan, internationally. Azerbaijan is, as all of you know, a world-class oil province. BP is the operator in this AIOC project. We are the second-largest interest holder. We are currently producing about 130,000 barrels a day gross from that; we have about a 10 percent-plus interest in it.
The news in Azerbaijan for us has been to sanction the Phase I and soon Phase II and the main export pipeline. And you can see the implications in terms of Unocal. Our production will rise from about 13,000 barrels of oil per day to over 80,000 barrels of oil per day by 2008.

If you look at the implications in terms of reserve adds over the next few years, this is low-cost F&D; this is a large oil field that just keeps getting bigger. You can see the reserve estimates on there. And again, the net production should grow and improve our earnings margin of $7.50 a barrel; it climbs up to nearly $10 a barrel with full field development.

So this is a part of the portfolio I think that sometimes is underappreciated in our stock price. But it is real; it has been sanctioned. The main export pipeline is now approved and entering the financing stage. So Azerbaijan, like Indonesia, will be an important part of our international growth going forward.

If you look to Thailand, which has long been a very strong business for us. I'm getting ready to go over there in a few weeks and we will celebrate our 40th anniversary in Thailand. We have built a very strong business there over the years and been one of the primary suppliers, certainly, of energy in the country for the government. A lot of things have happened in Thailand over the last few years in terms of our future there, but I can tell you it's a pretty steady-state business with some nice incremental growth over the next few years.

This past year we brought on a new project in Pailin. We brought on an oil project in Yala/Plamuk; it's now producing 16 to 18 thousand barrels of oil per day gross. Pailin is about 135 to 180 million cubic feet a day gross.

We drilled in Arthit and found probably the next major development in Thailand this past year, which will be several TCF of gas. And we are also working across the border in Vietnam.

Thailand's also become the hub for the Myanmar gas. We are a participant in the Yadana gas in Myanmar; we are a 28-percent working interest holder, and that now is producing on the order of 880 million cubic feet a day gross of all the partners from Myanmar coming into the Thai market.

So the message on the Thai market for us is it's a very important part of our business, a large part of our volume. It doesn't have huge growth, but it has steady growth. You can see our forecast in terms of net Unocal and BOE. You can see we've continued, despite the Asian crisis, to grow our volumes there.

The Kingdom of Thailand has wisely shifted much of their energy dependence to gas. They have deferred some of the coal-fired power plants, and they are very, very satisfied, I think, with the relationship the gas suppliers have had in terms of power generation. So this becomes, as I said, not a large growth part, but a very steady piece of our growth going forward internationally. And we have new projects in the queue beyond 2003.

I've put this slide in, a little bit of technical detail, just to show what the power market has done in Thailand. Eighty to 90 percent of our gas goes to power generation. If you go to 1999 and forward to 2002, you can see that power consumption has continued to grow steadily; it's about 5-1/2 percent year-on-year growth from last year, and this continues to drive the market for our gas and the other suppliers of gas in the region. So we think this is a good long-term business for us. It will continue to be a very healthy part of the company going forward. There's something like 1,500 to 2,000 megawatts required by 2007, so power generation and power capacity is continuing to increase in the kingdom as it's being built, and we expect gas to increase 3 to 5 percent a year going forward.

Just to mention, in Vietnam, this maps shows, right across the border from Arthit, a project we have going on; we have a very successful drilling campaign in Vietnam. This is long term; first production 2007 and beyond. We have pretty much established the resource and the gas, and what we are trying to do here is emulate the kind of market development we went through in Thailand. We are working closely with Petro Vietnam and EVN to do that with the infrastructure on shore. So this is not something we are spending a lot of money on, but it's an important part of the future of building another gas business.

There's two more slides in the book I'm not going to talk about that are very similar. Bangladesh, where we currently produce gas in the country domestically. We are trying harder to get an export decision this year. Then, finally, China; something we have not signed, but a project that we are in negotiations on to be 20 percent interest-holder in a large offshore gas development in China where much of the resources have already been initially explored for.

So all of these Asian projects, when you sum-total them, on the international side, leave us with a 10 to 20 TCF-equivalent on a net basis of resource potential that we really haven't booked, nor have we monetized. And this is a large part of our effort in Asia right now, an existing production, but we are also trying to accelerate the monetization of these.

So in summary on our international operations, before I move to North America, we do have very strong, healthy producing operations. We've had very good margins in international operations, and have had for some time. We've been able to maintain our cost structure; and the resource potential, like you see here, is enormous. It really is a large part of the growth potential of the company.

I'm going to switch now and talk about North America. As I mentioned, we are a very large gas producer in North America and, you can see from this map, mostly in the Gulf of Mexico offshore; some onshore.

We have a 65-percent interest in Pure, a 16 percent interest in Tom Brown, and then a subsidiary in Canada, previously called Northrock, and an interest in Alaska. You can see our production numbers and reserve basis there.

The challenge in North America is considerably different for us than international. It's been difficult for us to maintain our production volumes. We keep focusing on gas; we've tried to hold it as level as we can, but it has very rapid decline rates and is a very cost-intensive environment. So a lot of our focus in North America is on maintaining our volume, moving out into the deep water, and continuing to add new projects like that, and focusing on our margins and keeping our cost structure competitive.

There's a slide or two in the book I'm not going to go through that talk about some of the steps on improving our margins in North America, but I think the summary slide on this next one shows you some of the things I think are necessary for us to keep a sustainable and very profitable business in North America and, particularly, the Gulf of Mexico.

We have a very active deep-shelf exploration program, which I'll illustrate here in a minute. It's very important for us to add some larger reserve sizes to our portfolio, and that's just picking up full speed. We'll have two to five rigs running the rest of this year and most of next year. We are looking for larger prospects there.

We have a deepwater exploration program in the Gulf of Mexico. As I said, we took about a year off. We are ready now to come back with a very rich inventory of some of the ultra-deep, large, big-hit potential oil projects.

We have to keep divesting and selling, as well as doing some acquisition. We've been doing a lot of asset acquisitions. We also have some tails that we want to sell off that are lower returns.

We've long been a good driller; we really have to work hard on our completions, particularly in these deeper and tighter rocks, and we have some efforts aimed at that.

We've taken some steps recently in terms of reducing our cost structure in the Gulf of Mexico via staff reductions, shared resource groups, and a whole host of cost-cutting initiatives that we have to continue and are continuing now in Alaska. So we are working hard to improve our margins, and that's where I think some of the upside remains in this portfolio for us.

The deep shelf is a very important program. We've spent the better part of 18 months with a dedicated group generating a large inventory of prospects below 15,000 feet. This map shows a few of those. We are now drilling on Corky, and I think about to spud on Andesite.

We will have a portfolio like this over the next 18 months that's continuously replenished, and, as I said, with two to five rigs running continuously. We are putting on the order of $60 to $70 million a year into this program. It will be a very important program for our future North American production, and we will keep you posted as we go. The message is we are really just starting an intense part of the program that will last a month or so.

As we move into deepwater, as I said, we were very active in deepwater through two different campaigns. We discovered Trident the year before. We are now in the process of appraising Trident. I will show you a map of that in just a moment; that's the Alaminos Canyon deepwater discovery. We participated as a 12-1/2 percent interest-holder in the K-2 appraisal that was just announced here yesterday or the day before by Anadarco and Agip. So that will probably be in the development queue.

We are proceeding with the Mad Dog development. The Mirage discovery is a smaller satellite the BP operates that we would like to see put into the queue; it's not in the queue right now.

But more importantly, going forward, what we want to focus on is this coming year. Starting about either October or November, we will drill the Trident appraisal well, then take the deepwater rig that we've contracted to discover, and we have three to five prospects, maybe more, that we will be going after in the ultra-deep, mostly in and around Green Canyon, Walker Ridge, and Mississippi Canyon. So we are trying to focus in the areas near the major discoveries, in and around the Tahiti area particularly. We have a very rich inventory of projects there. I will just give you a map that highlights a few of them.

This is the Trident discovery. Simply to say, we will spud the well. I don't know exactly when, but sometime in October/November when we get the rig back. And you can see, we've already drilled one hole to the north; we have the hole to the south to be drilled. There are some details in the book about this. But this will be important in terms of reservoir continuity of a 200 to 400 million-barrel accumulation that we are looking at.

Importantly, there has been activity from Shell, drilling on Great White, the prospect to the northwest there, and some indication there will be some other drilling in and around Alaminos Canyon. If you looked at the last lease sale, there's been some active leasing here as a result of these discoveries.

So our issue on Trident is really around; we'll get successful appraisal wells, I'm confident on this, next time. But what we are trying to figure out is how much it's worth for early development versus waiting on some competitors around us to see what infrastructure is available for larger-scale development. This is in 9,800 feet of water. It's not a subsalt development, but it's a fairly simple structure, and we think that this will be developed, and it will be commercial. It's all a matter of what's the best way to get the most value out of the discoveries. So we will drill one more well and probably pause for a while and watch the competitor activity and come up with our development plans.

I mentioned all the other prospects. I don't have time to touch on all these, except to say in and around the Tahiti and Mad Dog area, we have a whole host of ultra-deepwater acreage, and some acreage in the primary basins. We have an inventory of prospects here that are on the range of 200 to a billion barrel size. We think we've learned a lot over the past year from industry, as well as our own drilling program, and are prepared to go into programs here, probably 30 to 50 percent working interest, and on the order of the budget I put on the previous slide. So we will have an active program here starting probably right at the end of the year and early into next year and through all of next year, back to exploring in the deep water for some pretty exciting-looking prospects.

I encourage you all to come -- we have a show scheduled October 8th where we will spend a half-day walking through our prospect inventory and what are some of our firmer plans are for the next few years in Los Angeles, and we invite you to that. We can talk about those more fully.

The other thing I would like to mention on North America, aside from the Gulf of Mexico deep shelf program and the deepwater program, is we recently -- in fact, tomorrow the offer will go out, the tender offer, for Pure; we own 65 percent of Pure Resources. You can see their production reserves on here. We are making an offer for the other outstanding 35 percent of the shares. I'm not going to go through the details of that; as I said, the S-4 will come out tomorrow.

This is a logical time for us. A lot of things have happened to Pure over the past few years that have built a stronger portfolio with the drill bit as well as acquisitions. We like having this onshore longer R/P gas in our portfolio, and we think there are some real advantages in combining it back with Unocal now in continuing to do some of the work in the Permian Basin.

We are working on putting out a new production profile, and we will show that in October. But just look at some of the projects I mentioned and where will our production growth come from over the next several years.

And Indonesia deepwater, I think I mentioned; all these projects on there, several of these are under development. West Seno is under development; Ranggas is under appraisal; Banka and Merah Besar have been appraised. So we have a few already. We think we will have some additional discoveries.

Azerbaijan, as I mentioned earlier, Phases I and II, the full field development, becomes a very important part of our oil production growth. The Gulf of Mexico deepwater, all of those projects there, again, are in the development queue, and the Gulf of Mexico deep shelf is very important.

So our production growth, frankly, will hinge largely on the success we have in the deep shelf for the incremental growth off of the Gulf of Mexico shelf production. And that program, as I said, is just really getting initiated in the last few months.

In Thailand, there is some market development there. There is a possible third pipeline by 2006. Between 2002 and 2006, you will see that there is additional pipeline capacity of 50 to a 100 million cubic feet a day that we are the swing producer on, so you will see that we capture some of those sales in Thailand over the next few years as well.

In China, we would very much like to get this project signed and online because this is something the Chinese are in a big hurry on for getting production on in, they say, 2004. That's probably a little bit optimistic. But a lot of the wells have already been drilled.

So we do have a pretty good-looking production profile going forward, but what we need to do is focus, as I said, in 2003 on the Gulf of Mexico, this deepwater exploration program. We need more discoveries in the ultra-deep water to keep the development queue full, and this full year of the deep-shelf exploration program is important to our success.

In Indonesia, we will have West Seno on; that will be part of our production growth next year. Ranggas, we would like to get into the development queue. As I said earlier, we have a lot of exploration left to do in Indonesia for the deeper oil.

I think it's important in Asia and Indonesia to understand that we've really only drilled about 10,000 feet below the mud line in almost all of our wells because of the rig capacity. So we have a lot of potential section left to drill, and we will probably bring in a different kind of rig to drill that deeper section and test it for oil.

In Thailand, we talked about a fairly stable business with a several-percent growth rate; that will continue. That's a very good margin business for us, and it's been a great cornerstone for us in Asia, Azerbaijan, and, finally, some of the long-term Asian gas projects, which I really, quite frankly, just touched on.

So that's a glimpse of our portfolio. I ran through it quickly, but purposely. I think what you want to watch for are these things on the last two slides. These will be some of the catalysts. It's important for us to continue to have exploration success, and it's also important for us to continue to execute on all of the production operations in the large developments we have in the queue, and that's what we are focused on.

I'm going to stop, because I've talked a lot, and open it up for questions, if we have time.

PARTICIPANT:  (Inaudible.)

MR. WILLIAMSON:  I will just repeat the question.

Would I go through the management thought process for spinning off Pure two years ago and bringing it back now?

I won't go through it all; it's actually outlined in the S-4 that you can read through tomorrow. But let me just say a few things have changed that I think are important.

When we spun that off, we had roughly $300 million worth of assets that we were having trouble ourselves growing. We felt that Pure was a much more savvy and independent and entrepreneurial operator, and very successful in the Permian Basin. So rather than sell the properties, we chose to combine it with a greater entity. They have done a great job, frankly, through the acquisition and drill bit of growing it to a size that's more material to us. We've changed our fundamental view on gas prices from a few years ago, so we like the additional exposure to gas. We also think they have gotten big enough, frankly, that there are some synergies that we can now extract. They have moved into the offshore; we are in the offshore. So there's a host of reasons; I'm hitting some highlights. But we think it's logical right now to again make this offer for Pure and combine it with Unocal and use it as a platform for our offshore as well.

PARTICIPANT:  (Inaudible.)

MR. WILLIAMSON: I don't think I can repeat that question; it's a long question. I think the gist of it was: In our offer for Pure, what are we considering to build the net asset value -- to reach a net asset value, and are we considering the 6 million acres because of the fee minerals position?

Let me give you the short answer. I'm not going to talk a lot about Pure, as you can well imagine. It will be in the tender offer tomorrow.

But I will say that the things we are most interested in in Pure are the deep gas potential there in the Permian Basin, the Devonian and Montoya plays they have taken up and taken good acreage positions in.

There will be parts of their portfolio that we will divest because they are simply not as material for us, nor do they fit as well. And we like the flexibility, frankly, of being able to reallocate capital within the greater Unocal versus Pure, plus the synergy side.

So there's ways, without getting into the detail of the net asset value, that we think we can realize some value gain for our shareholders as well.

We think the offer is fair for Pure shareholders; we can argue about that a long, long time. The 6 million acres fee land, we are perfectly aware of; we don't have any firm plans for that, so I can't comment on that.

PARTICIPANT:  (Inaudible.)

MR. WILLIAMSON: Without restating the question, the minority interests of Pure shareholders don't have the same put option as some of the senior management of Pure does, and so what's the compensation?

I won't answer that, other than to simply say that we understand that the put option and the Pure management structure is what it is. And we made an offer on the basis of total fairness to the shareholders on both sides, and you will have exchangeability with the Unocal shares.

I would rather not go on with Pure. We'll let that one go and take another question, if there are any others.

PARTICIPANT:  Where do you expect your ratings to end up with (inaudible)?

MR. WILLIAMSON: The question is where do we expect our credit ratings to end up, and what are the key issues there.

I think the key issues are the same as they are with any company; it's cash flow, coverage, and what you think the price of commodities will be. We are now, with Moody's, BBB+. We expect to stay BBB+. That's the shortest answer I can give you.

The issues there are how much capital our developments take in the future versus our production growth, and we're working with them right now. But we remain BBB+, and we are pretty confident we can maintain that.

PARTICIPANT: So you don't think you will need to sell assets or issue more equity or anything?

MR. WILLIAMSON: No, not with our current plans, we do not need to. And that's what we want to make sure, that we don't get over-leveraged. I'm very careful about that, and our CFO is more careful about that, which is good.

Any other questions?  If not, thank you very much.


                                  * * * * *

Additional information and where to find it

     In connection with Unocal's exchange offer for shares of Pure Resources, Inc. (Pure) common stock that it does not already own, Unocal has filed its Registration Statement on Form S-4 and a Schedule TO with the Securities and Exchange Commission (SEC). Investors and stockholders are able to obtain free copies of these documents through the SEC's web site, WWW.SEC.GOV. For additional information on the exchange offer or copies of any of the offering materials, stockholders may contact D.F. King & Co., Inc., at 800-769-6414. In addition, Merrill Lynch is the dealer-manager for the exchange offer and may be contacted at 866-276-1462.
     In addition to the Registration Statement on Form S-4, Schedule TO, prospectus and related exchange offer materials, both Unocal and Pure file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, or other information filed by Unocal or Pure at the SEC public reference room at 450 Fifth Street, NW, Washington, D.C. 20549, or at any of the SEC's other public reference rooms in New York City, N.Y., and Chicago, Ill. Please call the SEC at 800-SEC-0330 for further information on the public reference rooms. Unocal's and Pure's filings with the SEC are also available to the public from commercial document-retrieval services and at the SEC web site.

                                  * * * * *

This transcript contains certain forward-looking statements about future business transactions involving Unocal and Pure. These statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The statements are based upon Unocal's current expectations and beliefs and are subject to a number of known and unknown risks and uncertainties that could cause actual results to differ materially from those described in the forward looking statements. Actual results could differ materially from what is expressed or forecasted in this news release. Those risk factors are discussed in the Unocal and Pure Annual Reports on Form 10-K and subsequent reports that have been filed by the companies with the U.S. Securities and Exchange Commission.

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